Exhibit 99.1

Jeffs’ Brands Ltd. Announces Pricing of $15.5 Million Initial Public Offering

Tel Aviv, Israel, Aug. 26, 2022 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd., a data-driven e-commerce company operating on the Amazon Marketplace, announced today the pricing of its initial public offering of 3,717,473 units. Each unit is being offered at a public offering price per unit of $4.16 and consists of one ordinary share and one warrant to purchase one ordinary share, with an initial exercise price of $4.04 per share. The gross proceeds of the offering are expected to be approximately $15.5 million before deducting underwriting discounts and other estimated offering expenses. The offering is expected to close on Tuesday, August 30, 2022, subject to satisfaction of customary closing conditions.

In addition, the Company has granted Aegis Capital Corp. ("Aegis") a 45-day option to purchase up to such number of additional ordinary shares and/or warrants, equal to 15% of the number of units sold in the offering solely to cover over-allotments, if any. The purchase price to be paid per additional ordinary share will be equal to the public offering price of one unit (less $0.01 allocated to each warrant), less the underwriting discount. The purchase price to be paid per additional warrant will be $0.01. If Aegis exercises the option to purchase only such warrants, additional proceeds will be nominal. If Aegis exercises the option in full for ordinary shares, the total gross proceeds of the offering including overallotment are expected to be approximately $17.8 million before deducting underwriting discounts and offering expenses.

The ordinary shares and warrants have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on the Nasdaq Capital Market under the symbols "JFBR" and "JFBRW", respectively, on August 26, 2022.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-262835) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the "SEC") on August 25, 2022. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC's website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jeffs’ Brands Ltd

Jeffs' Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level.

For More Information on Jeffs’ Brands Ltd visit https://jeffsbrands.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities and our use of proceeds from the offering; our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; he impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Moran Shamian, Chief Financial Officer,

moran@jeffsbrands.com